FORM 52-109FT2

CERTIFICATION OF AMENDED ANNUAL FILINGS DURING TRANSITION PERIOD

I, CAMERON R. SEBASTIAN, Vice President, Finance and Chief Financial Officer of Paramount Energy Operating Corp., certify that:

1.

I have reviewed the amended annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Paramount Energy Trust, (the issuer) for the period ending December 31, 2004;

2.

Based on my knowledge, the amended annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended annual filings; and

3.

Based on my knowledge, the amended annual financial statements together with the other financial information included in the amended annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended annual filings.

Date:

March 21, 2006

PARAMOUNT ENERGY TRUST
by Paramount Energy Operating Corp. (as its agent
and attorney-in-fact)

“Signed”

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer